SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of September 2023

Commission File Number: 001-14014

CREDICORP LTD.
(Translation of registrant’s name into English))

Of our subsidiary
Banco de Credito del Peru:
Calle Centenario 156
La Molina 15026
Lima, Peru
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

September 7th, 2023

Securities and Exchange Commission - SEC

Re.: MATERIAL EVENT

Credicorp Ltd. (the “Company”) notifies you as a Material Event that, in response to an official communication from the Peruvian Superintendencia del Mercado de Valores (Securities Market Superintendency or “SMV”) notified to the Company on August 29th, 2023, with respect to the Company not filing with the SMV certain information related to its economic group, the Company has sent on September 6th, 2023, the following response to the SMV (translated into English from the original in Spanish), which response was published in the Peruvian market in the form of an Hecho de Importancia (Relevant Fact Notice or “HdI”):

Lima, September 6, 2023
Sirs
General Intendent of Conduct Supervision
SUPERINTENDENCY OF SECURITIES MARKET - SMV
Av. Santa Cruz N.° 315
Miraflores

Ref.:                      Relevant Fact Notice
Official Letter N. º 4004-2023-SMV/11.1
File N. º 2023037064

Dear Sirs,

In accordance with SMV requirements, we hereby comply with the Official Note of reference, notified to Credicorp Ltd. (“Credicorp”) on August 29, 2023, by informing as an Hecho de Importancia (Relevant Fact Notice or “HdI”) the following replies to such requirement:
1.    Confirm the exact date on which Mr. Dionisio Romero Paoletti has ceased to represent 12.24% of the capital stock of Credicorp Ltd., and such representation was transferred to Mr. Luis Enrique Romero Belismelis, acting in the name of the Romero Family; stating the event, act or transaction that triggered said change. Likewise, the reasons why said information has not been informed in a timely manner as a relevant fact should be explained.
In this regard, we inform you that on February 14, 2023, the Romero Family filed with the Securities and Exchange Commission (SEC) a Schedule 13G, required by the SEC of shareholders who own more than 5% of Credicorp’s capital stock. Therefore, according to SEC rules, shareholders of the Company are required to file Schedule 13G, rather than Credicorp.
Through said Schedule13G, the members of the Romero Family appointed Mr. Luis Enrique Romero Belismelis and granted him a power of attorney to file Schedule13G on their behalf. Consequently, the Schedule13G filed on February 14, 2023, was signed for the first time by Mr. Luis Enrique Romero Belismelis, acting on behalf of the Romero Family.

The Romero Family declared in such Schedule 13G that their stake in Credicorp Ltd. amounted to 12.24%. Thus, within the legally established term, on February 17, 2023, we informed through the “General Communications - Communication of Changes in the Share and Positions of Related Parties” route, that the Romero Family owned 11,551,019 shares and hence, its shareholding in Credicorp was 12.24%, as shown below:

Related Type: SHAREHOLDER
Movement Type: CHANGE
Shareholder: ROMERO PAOLETTI, DIONISIO
Stake %: 12.24
Starting Date: 02/14/2023
Remarks: On February 14, 2023, the Romero Family published a 13G indicating that it owns 11,551,019 shares and that, therefore, its shareholding in Credicorp Ltd. is 12.24%.

RELATIONSHIP TYPE	NAME	% SHARE
SHAREHOLDER	ATLANTIC SECURITY HOLDING CORPORATION	15.491086
SHAREHOLDER	BLACKROCK, INC.	5.8
SHAREHOLDER	DODGE & COX	5.89
SHAREHOLDER	ROMERO PAOLETTI, DIONISIO	12.24

Due to an involuntary error, we did not update the appointment of Mr. Luis Enrique Romero Belismelis as representative on that same date.  However, on June 22, 2023, through the route “General Communications - Communication of Changes in the Shares and Positions of Related Parties” we stated that according to what was reported to the SEC on February 14, 2023 through Schedule 13G, Mr. Luis Enrique Romero Belismelis acted on behalf of the Romero Family, which he integrates, as stated below:

Related Type: SHAREHOLDER
Movement Type: CHANGE
Shareholder: ROMERO BELISMELIS, LUIS ENRIQUE
Stake %: 12.24
Starting Date: 02/14/2023
Remarks: According to what was reported to the SEC on 02.14.2023 through Schedule 13G, Mr. Luis Enrique Romero Belismelis acts on behalf of the ROMERO FAMILY which he integrates.
As a consequence of said update, on the same date, June 22, 2023, the change of the representative of the stock capital belonging to the Romero Family was reflected on the SMV website, as shown below:
Name	Nationality	Identity Document	Starting Date	% Share
ATLANTIC SECURITY HOLDING CORPORATION	CAYMAN ISLANDS		04/11/2019	15.491086
BLACKROCK, INC.	UNITED STATES		02/21/2023	4.90
DODGE & COX	UNITED STATES		02/17/2023	5.40
ROMERO BELISMELIS, LUIS ENRIQUE	PERU	DNI 10495878	02/14/2023	12.24

Note that the information published on the website does not expressly state that Mr. Luis Enrique Romero Belismelis was acting on behalf of the Romero Family due to the limitations of the web page, which we informed in the remarks field.

Finally, we state that this information was not communicated as a Relevant Fact Notice due to the following reasons: (i) a control change did not occur, as explained in the following section; and (ii) the change of representative of the Romero Family for purposes of ownership declarations is not material, since it does not have the capacity to significantly influence: (i) the decision of a reasonable investor to buy, sell or hold a Credicorp security; or, (ii) the liquidity, price or quotation of the securities issued by Credicorp.
2.      State since what exact date the change of the individual who exercises final control over the economic group «CREDICORP LTD.» occurred, indicating the event, act or transaction that triggered said change.  In addition, explain the reasons why the above-mentioned change has not been informed in a timely manner as a relevant fact.
For the reasons explained below, we inform that there is no individual who controls the Credicorp economic group and, therefore, there has not been a change in the individual exercising control, but only a change of the representative of the Romero family for purposes of ownership declarations of Credicorp shares.
In the first place, it is necessary to keep in mind that pursuant to the provisions set forth in article 13 of the Regulations for Indirect Ownership, Related Entities and Economic Groups approved by SMV Resolution N.º 019-2015-SMV-01 (“SMV Regulations”), the Credicorp economic group qualifies as a financial conglomerate, since it is made up of legal entities engaged exclusively or predominantly in developing financial activities in at least two sectors, including banking, insurance, pensions and securities, under the common control of one or more persons or legal entities.  The financial conglomerate of the Credicorp economic group is made up mainly of Banco de Crédito del Perú (“BCP”), Mibanco Banco de la Microempresa S.A., Banco de Crédito de Bolivia S.A., Pacífico Compañía de Seguros y Reaseguros S.A., Prima AFP S.A., ASB Bank Corp (formerly Atlantic Security Bank) and Credicorp Capital.  As a consequence of the foregoing, by virtue of article 14 of the SMV Regulations, legal entities registered in the Public Registry of the Stock Market that are part of the Credicorp economic group constituting a financial conglomerate under the SBS supervision, must keep available for the SMV any information on its financial conglomerates prepared in accordance with the SBS requirements.
In addition, it is of the utmost importance to indicate that in accordance with the provisions set forth in the Fourth Final Supplementary Provision of the SMV Regulations, the Credicorp economic group has chosen to submit to the SMV information related to its economic group in accordance with the formats established by the SBS: (i) Reports 19-I, 19-II and 19-A; (ii) the economic group chart with the main entities that compose it; and (iii) any information on the individuals who exercise final control over their economic group, if applicable, in accordance with the format established by the SMV.
By virtue of the foregoing, Credicorp prepares its economic group information in accordance with the provisions set forth in the Special Rules on Related Entities and Economic Groups approved by SBS Resolution N. º 5780-2015 ("SBS Regulations").  In accordance with the control definition established in the SBS Regulations, we consider that there is no individual who, individually, may exercise final control over the Credicorp economic group. Indeed, the stake of the Romero Family in Credicorp is 12.24% (so there is no direct control), but none of its members as individuals has the power to (i) appoint, remove or veto the majority of the Board members; (ii) exercise the majority of the votes in the Board meetings; (iii) approve any operating and/or financial policies; (iv) approve decisions on dividends and other distributions; or (v) appoint, remove or veto the General Manager.
Even though Credicorp does not have an individual who holds control, we reported Mr. Luis Enrique Romero Belismelis on behalf of the Romero Family in the report called “Controlling Individuals” of the SBS, because said report only allows placing the name and identification of an individual. Given these limitations of the format and the portal, it is necessary that the SMV and SBS formats allow to clarify that Mr. Luis Enrique Romero Belismelis only acted on behalf of the Romero Family, in order to avoid confusion for third parties.

For the above-mentioned reasons, we emphasize that there is no individual who controls the Credicorp economic group and that, therefore, there has not been a change in the individual who exercises control, but only a change of the representative of the Romero Family for purposes of ownership declarations over Credicorp shares. Additionally, we consider that the change of the representative of the Romero Family is not material, since it does not have the capacity to significantly influence: (i) the decision of a sensible investor to buy, sell or hold a Credicorp security; or (ii) the liquidity, price or quotation of the securities issued by Credicorp.
Finally, we inform you that due to the above-mentioned reasons, a Relevant Fact Notice was not filed, since the event does not fulfill the characteristics stated in section 8 of Annex I of the Regulations for Relevant Facts and Confidential Information, approved by SMV Resolution N° 005-2014-SMV/01 and amendments thereto.
Yours truly,

CREDICORP LTD.

Guillermo Morales
Stock Representative

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Guillermo Morales
Authorized Representative
Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 7th, 2023

CREDICORP LTD. (Registrant)

By:	/s/ Guillermo Morales
Guillermo Morales
Authorized Representative